UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated January 7, 2025

2	Report of Other Relevant Information dated January 7, 2025

Item 1

Santander Commences Offers to Purchase Certain of its

Outstanding Debt Securities

Madrid, January 7, 2025 – Banco Santander, S.A. (“Santander”) announced today the launch of four concurrent and separate offers to purchase for cash (the “Offers”) its outstanding 3.496% Senior Preferred Fixed Rate Notes due 2025, 2.746% Senior Non Preferred Fixed Rate Notes due 2025, 5.147% Senior Non Preferred Fixed Rate Notes due 2025 and 1.849% Senior Non Preferred Fixed Rate Notes due 2026 (collectively, the “Notes”), upon the terms and subject to the conditions set forth in the offer to purchase dated January 7, 2025 (the “Offer to Purchase”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”). The following table sets forth the Notes subject to the Offers and the key economic terms of the Offers:

Acceptance Priority Level	Description of the Notes	CUSIP/ISIN	Principal Amount Outstanding	Maturity Date	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (Basis Points)
1	3.496% Senior Preferred Fixed Rate Notes due 2025	05964HAP0/ US05964HAP01	$1,250,000,000	March 24, 2025	3.875% due March 31, 2025	FIT3	10
2	2.746% Senior Non Preferred Fixed Rate Notes due 2025	05971KAE9/ US05971KAE91	$1,500,000,000	May 28, 2025	4.250% due May 31, 2025	FIT3	15
3	5.147% Senior Non Preferred Fixed Rate Notes due 2025	05964HAR6/ US05964HAR66	$1,750,000,000	August 18, 2025	3.125% due August 15, 2025	FIT3	20
4	1.849% Senior Non Preferred Fixed Rate Notes due 2026	05964HAL9/ US05964HAL96	$1,500,000,000	March 25, 2026	4.500% due March 31, 2026	FIT4	30

The Offers will commence on January 7, 2025 and will expire at 5:00 p.m. (New York City time) on January 14, 2025 (the “Expiration Time”) unless they are extended or terminated by Santander. Each Offer is independent of the other Offers, and Santander may terminate or modify any Offer without terminating or modifying any other Offer. The expected guaranteed delivery date is 5:00 p.m. (New York City time) on January 16, 2025. The deadlines set by any intermediary may be earlier than the above deadline.

The Consideration payable for each series of Notes will be calculated on the price determination date, which is expected to be 10:00 a.m. (New York City time) on January 14, 2025 (the “Price Determination Date”). The applicable Consideration payable for each $1,000 principal amount of Notes of a given series that are validly tendered and accepted pursuant to the Offers (the “Consideration”) will be determined in accordance with standard market practice, as described in the Offer to Purchase using the applicable yield to maturity for such series as the discount rate, which will be equal to the sum of (i) the yield, as calculated by the Dealer Manager, that equates to the bid-side price of the reference U.S. Treasury security specified in the table above for such series of Notes on the Price Determination Date, plus (ii) the applicable fixed spread specified in the table above for such series of Notes.

In addition to the Consideration, the Notes validly tendered and accepted for purchase and payment pursuant to the Offers will be entitled to accrued and unpaid interest up to, but not including, the settlement date, which is expected to be on or around January 17, 2025 (the “Accrued Interest”).

Santander offers to purchase for cash the Notes in an aggregate principal amount for which the aggregate Consideration, excluding Accrued Interest, does not exceed $2,000,000,000 (the “Maximum Purchase Consideration”), subject to the Maximum Purchase Consideration being sufficient to pay the Consideration, excluding Accrued Interest, for all validly tendered Notes of such series (after accounting for all validly tendered Notes that have a higher Acceptance Priority Level) (the “Maximum Purchase Consideration Condition”).

If the Maximum Purchase Consideration Condition is not satisfied with respect to each series of Notes, Santander will accept Notes for purchase in the order of their respective acceptance priority level specified in the table above (each level, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 4 being the lowest Acceptance Priority Level). A series of Notes with a particular Acceptance Priority Level may not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.

Santander reserves the right, but is under no obligation, to waive the Maximum Purchase Consideration Condition with respect to one or more Offers and accept all Notes of the series sought in such Offer, and of any series of Notes sought in Offers with a higher Acceptance Priority Level, validly tendered and not validly withdrawn or skip any Offer for Notes that would have caused the Maximum Purchase Consideration to be exceeded and purchase all Notes of the next sequential series with a lower Acceptance Priority Level that Santander is able to accept without exceeding the Maximum Purchase Consideration.

Santander US Capital Markets LLC is acting as Dealer Manager for the Offers, and D.F. King & Co., Inc. is acting as Information and Tender Agent. For detailed terms of the Offers, please refer to the Offer to Purchase which, subject to offer and distribution restrictions, can be obtained from the Dealer Manager and the Information and Tender Agent. Questions regarding the Offers may be directed to the Dealer Manager and the Information and Tender Agent at the contact details set forth below:

Santander US Capital Markets LLC	D.F. King & Co., Inc.
437 Madison Avenue, 10th Floor	48 Wall Street, 22nd Floor
New York, NY 10022	New York, New York 10005
United States	Toll-Free: +1 (877) 783-5524
Tel (U.S. Toll Free): +1 (855) 404-3636	Banks and Brokers Only: +1 (212) 269-5550
Tel (U.S. collect): +1 (212) 350-0660	Attention: Michael Horthman
Attn: Liability Management Team	Email: SAN@dfking.com
Email: AmericasLM@santander.us	Website: https://clients.dfkingltd.com/santander

About Santander

Banco Santander (SAN SM) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. At the end of the third quarter of 2024, Banco Santander had €1.3 trillion in total funds, 171 million customers, 8,100 branches and 208,000 employees.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute forward-looking statements. Such statements can be understood through words and expressions like “will,” “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “target,” “goal,” “objective,” “estimate,” “future,” “commitment,” “commit,” “focus,” “pledge” and similar expressions. They include, but are not limited to, statements regarding the conduct and completion of the Offers. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements, including those discussed in the Offer to Purchase under the heading “Risk Factors” and under similar headings in other documents that are incorporated by reference into the Offer to Purchase. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release, and Santander undertakes no obligation to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.

Offer and Distribution Restrictions

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer Documents. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the Dealer Manager on behalf of Santander. None of Santander, the Dealer Manager or the Information and Tender Agent or any of their respective directors, employees, officers, agents or affiliates expresses any opinion about the merits of the Offers or makes any recommendation as to whether or not any qualifying holder should offer to sell its Notes, and no one has been authorized by Santander, the Dealer Manager or the Information and Tender Agent to make any such recommendation.

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Offers are not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). The Offer to Purchase and any other documents or materials relating to the Offers are for distribution to and directed only at: (i) persons outside the United Kingdom; (ii) persons who have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended from time to time, the “Financial Promotion Order”); (iii) high net worth companies, and other persons to whom such documents and materials may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Financial Promotion Order; (iv) members, creditors and other persons falling within Article 43(2) of the Financial Promotion Order; and (v) any other person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the Offers may otherwise lawfully be communicated or caused to be communicated (all such persons in (i) through (v) together being referred to as “Relevant Persons”). Any investment or investment activity to which the Offer to Purchase relates is available only to, and will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on the Offer to Purchase or any of its contents.

Spain

Neither the Offers nor the Offer to Purchase constitute an offer of securities or the solicitation of an offer of securities in Spain which require the approval and the publication of a prospectus under Regulation (EU) No. 2017/1129, Spanish Law 6/2023, of 17 March, on the Securities Markets and the Investment Services (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión), as amended from time to time, and its ancillary and related regulations. Accordingly, the Offer to Purchase has not been and will not be submitted for approval nor approved by the CNMV.

France

The Offer to Purchase and any documents or offering materials relating to the Offers may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of Regulation (EU) No. 2017/1129, as amended, and Article L.411-2 of the French Code (monétaire et financier) as amended from time to time. The Offer to Purchase has not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Republic of Italy

None of the Offers, the Offer to Purchase or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998 (as amended from time to time, the “Financial Services Act”) and Article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy may tender their Notes in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

Investor Contact

Gema Navamuel

Director, Investor Relations

investor@gruposantander.com

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid)

comunicacion@gruposantander.com

www.santander.com – X: @bancosantander

Item 2

Banco Santander, S.A., (“Santander” or the “Offeror”) in accordance with the provisions of the securities market legislation, communicates the following:

OTHER RELEVANT INFORMATION

Santander announces the launch of four concurrent and separate offers to purchase for cash (the “Offers”) its outstanding 3.496% Senior Preferred Fixed Rate Notes due 2025 (ISIN: US05964HAP01), 2.746% Senior Non Preferred Fixed Rate Notes due 2025 (ISIN: US05971KAE91), 5.147% Senior Non Preferred Fixed Rate Notes due 2025 (ISIN: US05964HAR66) and 1.849% Senior Non Preferred Fixed Rate Notes due 2026 (ISIN: US05964HAL96) (collectively, the “Notes”), upon the terms and subject to the conditions set forth in the offer to purchase dated 7 January 2025 (the “Offer to Purchase”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”). The following table sets forth the Notes subject to the Offers and the key economic terms of the Offers:

Acceptance Priority Level	Description of the Notes	CUSIP/ISIN	Principal Amount Outstanding	Maturity Date	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (Basis Points)
1	3.496% Senior Preferred Fixed Rate Notes due 2025	05964HAP0/ US05964HAP01	USD 1,250,000,000	24 March 2025	3.875% due March 31, 2025	FIT3	10
2	2.746% Senior Non Preferred Fixed Rate Notes due 2025	05971KAE9/ US05971KAE91	USD 1,500,000,000	28 May 2025	4.250% due May 31, 2025	FIT3	15
3	5.147% Senior Non Preferred Fixed Rate Notes due 2025	05964HAR6/ US05964HAR66	USD 1,750,000,000	18 August 2025	3.125% due August 15, 2025	FIT3	20
4	1.849% Senior Non Preferred Fixed Rate Notes due 2026	05964HAL9/ US05964HAL96	USD 1,500,000,000	25 March 2026	4.500% due March 31, 2026	FIT4	30

THE OFFERS WILL COMMENCE ON 7 JANUARY 2025 AND WILL EXPIRE AT 5.00 P.M. (NEW YORK CITY TIME) ON 14 JANUARY 2025 (THE “EXPIRATION TIME”) UNLESS THEY ARE EXTENDED OR TERMINATED BY THE OFFEROR. EACH OFFER IS INDEPENDENT OF THE OTHER OFFERS, AND THE OFFEROR MAY TERMINATE OR MODIFY ANY OFFER WITHOUT TERMINATING OR MODIFYING ANY OTHER OFFER.

THE DEADLINES SET BY ANY INTERMEDIARY MAY BE EARLIER THAN THE ABOVE DEADLINE.

The Offers are being made on the terms and subject to the conditions contained in the Offer Documents. Capitalised terms used but not otherwise defined in this announcement shall have the meaning given to them in the Offer to Purchase.

Tenders of Notes will be accepted only in minimum principal amounts of USD 200,000 (which is the minimum denomination of each Note) and multiples of USD 200,000 in excess thereof.

Purpose of the Offers

The Offers are being undertaken as part of the Offeror’s active management of liabilities and capital. Notes purchased by the Offeror pursuant to the Offers are expected to be cancelled and will no longer remain outstanding. Notes which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding.

The Offers

The Offeror offers to purchase for cash the Notes of the series listed above in an aggregate principal amount for which the aggregate Consideration does not exceed the Maximum Purchase Consideration, upon the terms and subject to the conditions described in the Offer Documents, including the Maximum Purchase Consideration Condition.

Acceptance of Notes for Purchase and Payment

The Offeror expressly reserves the right, in its sole discretion, to delay acceptance for purchase of or payment for Notes tendered pursuant to the Offers, or to terminate the Offers and not accept for payment any Notes not previously accepted for purchase and payment, (i) if any of the conditions to the Offers shall not have been satisfied or validly waived by the Offeror, or (ii) in order to comply in whole or in part with any applicable law.

Consideration

The Consideration payable for each series of Notes will be calculated on the Price Determination Date. The applicable Consideration payable for each USD 1,000 principal amount of Notes of a given series that are validly tendered and accepted pursuant to the Offers will be determined in accordance with standard market practice, as described in the Offer to Purchase using the applicable yield to maturity for such series as the discount rate, which will be equal to the sum of (i) the yield (the “Reference Yield”), as calculated by the Dealer Manager, that equates to the bid-side price of the Reference U.S. Treasury Security specified in the table above for such series of Notes on the Price Determination Date, plus (ii) the applicable Fixed Spread specified in the table above for such series of Notes.

The applicable Consideration for each series of Notes will be announced promptly after it is determined by the Dealer Manager.

In addition to the Consideration, the Notes validly tendered and accepted for purchase and payment pursuant to the Offers will be entitled to accrued and unpaid interest up to, but not including, the Settlement Date (the “Accrued Interest”).

Maximum Purchase Consideration Condition

The Offeror offers to purchase for cash the Notes in an aggregate principal amount for which the aggregate Consideration, excluding Accrued Interest, does not exceed USD 2,000,000,000 (the “Maximum Purchase Consideration”), subject to the Maximum Purchase Consideration being sufficient to pay the Consideration, excluding Accrued Interest, for all validly tendered Notes of such series (after accounting for all validly tendered Notes that have a higher Acceptance Priority Level) (the “Maximum Purchase Consideration Condition”).

If the Maximum Purchase Consideration Condition is not satisfied with respect to each series of Notes, the Offeror will accept Notes for purchase in the order of their respective acceptance priority level specified in the table above (each level, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 4 being the lowest Acceptance Priority Level). A series of Notes with a particular Acceptance Priority Level may not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.

The Offeror reserves the right, but is under no obligation, to waive the Maximum Purchase Consideration Condition with respect to one or more Offers and accept all Notes of the series sought in such Offer, and of any series of Notes sought in Offers with a higher Acceptance Priority Level, validly tendered and not validly withdrawn or skip any Offer for Notes that would have caused the Maximum Purchase Consideration to be exceeded and purchase all Notes of the next sequential series with a lower Acceptance Priority Level that the Offeror is able to accept without exceeding the Maximum Purchase Consideration.

Extension, Termination and Amendment

The Offeror reserves the right to extend, terminate or amend the terms and conditions of any Offer at any time or from time to time, as described in the Offer to Purchase under the heading “Extension, Termination or Amendment of the Offer”.

Expected Timetable of Events

Events/Dates	Times and Dates

Commencement Date Commencement of the Offers upon the terms and subject to the conditions set forth in the Offer Documents.	7 January 2025

Price Determination Date The date and time at which the Reference Yield of the applicable Reference U.S. Treasury Security for each series of Notes specified in the table above will be measured.	10.00 a.m. (New York City time), on 14 January 2025

Announcement of the Consideration The Offeror will announce the Consideration for each series of Notes.	Promptly after the Price Determination Date

Withdrawal Deadline The last day and time for holders who have tendered Notes pursuant to the Offers to validly withdraw Notes.	5.00 p.m. (New York City time), on 14 January 2025, unless extended by the Offeror with respect to any Offer, in its sole discretion

Expiration Time The last day and time for holders to validly tender Notes pursuant to the Offers in order to be eligible to receive the relevant Consideration.	5.00 p.m. (New York City time), on 14 January 2025, unless extended by the Offeror with respect to any Offer, in its sole discretion

Announcement of the results of the Offers The Offeror will announce the results of the Offers.	As promptly as practicable after the Expiration Time

Guaranteed Delivery Date

The last day and time for holders who, at or prior to the Expiration Time, delivered a Notice of Guaranteed Delivery and all other required documentation to the Information and Tender Agent (or comply with DTC’s procedures applicable to guaranteed delivery), to validly tender Notes using the Guaranteed Delivery Procedures in order to be eligible to receive the Consideration.

5.00 p.m. (New York City time), on 16 January 2025

Settlement Date

Payment of Consideration and Accrued Interest for all Notes validly tendered prior to the Expiration Time and accepted for purchase, including any Notes validly tendered at or prior to the Guaranteed Delivery Date using the Guaranteed Delivery Procedures and accepted for purchase.

The Offeror expects the Settlement Date to be on or around 17 January 2025.

This is an indicative timetable and is subject to the right of the Offeror to extend, re-open, amend and/or terminate the Offers (subject to applicable law and as provided in the Offer to Purchase).

Announcements and notices to be given to the holders of the Notes in connection with the Offers will be communicated to the Information and Tender Agent and will be published by means of a press release or other appropriate means to the extent required by law.

Holders of the Notes are advised to check with any intermediary through which they hold their Notes as to the deadlines by which such intermediary would require receipt of instructions from holders of the Notes to participate in, or to withdraw their instructions to participate in, the Offers in accordance with the terms and conditions of the Offers as described in the Offer to Purchase in order to meet the relevant deadlines.

Santander US Capital Markets LLC is acting as Dealer Manager for the Offers, and D.F. King & Co., Inc. is acting as Information and Tender Agent. For detailed terms of the Offers, please refer to the Offer to Purchase which, subject to offer and distribution restrictions, can be obtained from the Dealer Manager and the Information and Tender Agent.

Questions regarding the Offers may be directed to the Dealer Manager and the Information and Tender Agent at the contact details set forth at the end of this announcement. Questions or requests for assistance in participating in the Offers and the delivery of tender instructions may be directed to the Information and Tender Agent.

DEALER MANAGER

Santander US Capital Markets LLC

437 Madison Avenue, 10th Floor

New York, NY 10022

United States

Tel (U.S. Toll Free): +1 (855) 404-3636

Tel (U.S. collect): +1 (212) 350-0660

Attn: Liability Management Team

Email: AmericasLM@santander.us

INFORMATION AND TENDER AGENT

D.F. King & Co., Inc.

In New York:

48 Wall Street, 22nd Floor

New York, New York 10005

Toll-Free: +1 (877) 783-5524

Banks and Brokers Only: +1 (212) 269-5550

Attention: Michael Horthman

In London:

51 Lime Street

London, EC3M 7DQ

United Kingdom

Email: SAN@dfking.com

Website: https://clients.dfkingltd.com/santander

Boadilla del Monte (Madrid), 7 January 2025

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offers. If any qualifying holder is in any doubt as to the contents of this announcement, the Offer to Purchase or the action it should take, it is recommended to seek its own financial, legal, regulatory and tax advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.

None of the Offeror, the Dealer Manager or the Information and Tender Agent or any of their respective directors, employees, officers, agents or affiliates expresses any opinion about the merits of the Offers or makes any recommendation as to whether or not any qualifying holder should offer to sell its Notes, and no one has been authorised by the Offeror, the Dealer Manager or the Information and Tender Agent to make any such recommendation.

Offer and Distribution Restrictions

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Offers are not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). The Offer to Purchase and any other documents or materials relating to the Offers are for distribution to and directed only at: (i) persons outside the United Kingdom; (ii) persons who have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended from time to time, the “Financial Promotion Order”); (iii) high net worth companies, and other persons to whom such documents and materials may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Financial Promotion Order; (iv) members, creditors and other persons falling within Article 43(2) of the Financial Promotion Order; and (v) any other person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the Offers may otherwise lawfully be communicated or caused to be communicated (all such persons in (i) through (v) together being referred to as “Relevant Persons”). Any investment or investment activity to which the Offer to Purchase relates is available only to, and will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on the Offer to Purchase or any of its contents.

Spain

Neither the Offers nor the Offer to Purchase constitute an offer of securities or the solicitation of an offer of securities in Spain which require the approval and the publication of a prospectus under Regulation (EU) No. 2017/1129, Spanish Law 6/2023, of 17 March, on the Securities Markets and the Investment Services (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión), as amended from time to time, and its ancillary and related regulations. Accordingly, the Offer to Purchase has not been and will not be submitted for approval nor approved by the CNMV.

France

The Offer to Purchase and any documents or offering materials relating to the Offers may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of Regulation (EU) No. 2017/1129, as amended, and Article L.411-2 of the French Code (monétaire et financier) as amended from time to time. The Offer to Purchase has not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Republic of Italy

None of the Offers, the Offer to Purchase or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998 (as amended from time to time, the “Financial Services Act”) and Article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy may tender their Notes in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

General

Tenders of Notes for purchase pursuant to the Offers will not be accepted from holders, in any circumstances in which such offers or solicitations are unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

By:	/s/ José Antonio Soler
Name: José Antonio Soler
Title: Authorized Representative

Date: January 7, 2025